July 12, 2013

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:          FriendFinder Networks Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed on April 1, 2013

File No. 001-34622

Dear Ms. Collins:

FriendFinder Networks Inc. (the “Company” or “FriendFinder”) hereby responds to the Commission Staff's comment letter dated June 27, 2013 regarding the Company's Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).

Please note that for the Staff's convenience, we have recited the Staff's comment in boldface type and provided the Company's response immediately thereafter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Valuation of Goodwill, Identified Intangibles and Other Long-lived Assets, page 44

1.

With regards to your reconciliation of the sum of the fair value of your reporting units to your market capitalization, you indicate in your response to prior comment 1 that the multiple based on the total trading value of the equity and debt seemed unreasonably low based on the company’s “analysis of several transactions.” Please explain further which transactions you analyzed in making this determination and how it led you to use a 20% control premium. In your response, indicate how the 20% control premium was determined to the extent other factors were considered aside from these transactions.

The transactions referred to in our previous letter are listed below. As illustrated in the following table, the median EV to last twelve months (“LTM”) EBITDA multiple for the transactions is 6.5x. The dollar amounts are in millions:

FriendFinder Networks Inc. 6800 Broken Sound Parkway, Boca Raton, FL 33487 | Tel 561.912.7000 | Fax 561.912.7038

Ms. Kathleen Collins

United States Securities and Exchange Commission

July 12, 2013

Sale Date	Target	Buyer	EV	EBITDA	EV/EBITDA
05/30/11	Meetic S.A.	Match.com, L.LC.	$431.090	$60.270	7.15
09/22/10	Cupid.com, Inc.	Cupid plc	6.870	0.781	8.80
07/13/09	People Media L.L.C.	American Capital, Ltd.	57.000	11.600	4.91
02/19/09	Match.Com International LTD	Meetic SA	111.180	19.030	5.84
06/13/06	Spark Networks, Inc.	Great Hill Equity Partners III, L.P.	157.890	2.870	55.01
02/22/05	Personals Plus, Inc.	Kowabunga! Inc.	3.730	1.130	3.30

Median Multiple: 6.50

Based on the median LTM EBITDA multiples of 6.5x for the transactions, the Company determined that the implied multiple of 3.3x based on the total trading value of equity and debt seemed unreasonably low. If you exclude the transaction that resulted in a 55.01x multiple your median multiple is 5.84x.

Although not referred to in our previous letter the following guideline companies were also analyzed and resulted in a median EV to EBITDA multiple of 10.09x. The dollar amounts are in millions:

Company	EV	EBITDA	EV/EBITDA*
IAC/Interactive Corp	$3,745.150	$371.155	10.09
XO Group Inc.	119.312	18.348	6.50
LinkedIn Corp	10,942.844	104.108	105.11
Facebook, Inc.	51,109.965	1,090.000	46.89
Jiayuan.com	71.165	7.733	9.20

Median Multiple: 10.09

    * Does not include consideration for control

Since substantially all of the acquisition transactions cited above involved the acquisition of a privately-held company, and therefore the consideration for control could not be calculated, the Company utilized information compiled by Mergerstat in their 3rd Quarter 2012 Control Premium Study (“Premium Study”). The Premium Study analyzed premiums paid in control acquisitions of public companies, in particular those companies which belong to the communications, amusement and recreation services and business services industries. The Premium Study reported that there were nine transactions in the communications industry with median and average premiums of 48.0% and 41.5%, respectively; three transactions in the amusement and recreation services industry with median and average premiums of 84.4% and 91.3%, respectively; and eighty total transactions in the business services sector from 2011 to 2012 with median and average premiums of 45.1% and 87.7%, respectively. Additionally, there were two transactions in the printing, publishing and allied industries sector with premiums of 56.4% and 21.6% each, respectively.

Ms. Kathleen Collins

United States Securities and Exchange Commission

July 12, 2013

The Company chose a 20% control premium based upon the results of the Premium Study and the company-specific situation related to the underlying debt and equity securities for the following reasons:

●

Based on the Company’s analysis of the Premium Study, the Study surveyed transactions where the buyer anticipated synergistic effects.  Such synergistic effects generally increase the transaction price and therefore increase the control premium.   Since synergistic effects in the Premium Study were entity specific to the buyer the Company did not believe inclusion of these synergistic effects reflected in the control premium was consistent with market participant assumptions.

●	Further, the Company believes that any synergistic benefits realized from a transaction involving the Company would be somewhat limited due to its unique industry challenges.

●	The Company’s profit margins have been optimized such that less improvement could be realized than what was taken into account in the Premium Study transactions.

●	The Premium Study’s range of control premiums was quite wide and it is difficult to assess what benefits were realized due to control, so a conservative estimate was used.

●	The Company also considered the effect of the difference between the trading value and the principal balance of the Company’s debt.

Based upon the above factors a 20% control premium was considered to be the most appropriate.

The Company also notes that the sum of the fair value of its reporting units was reasonably corroborated to market capitalization of its common stock plus the estimated value of its debt if a control premium of 10% was utilized.

2.

You indicate in your response to prior comment 1 that the company did not assign any of its outstanding debt to its reporting units as the debt does not relate to the operations of its reporting units. However, you indicate on page 2 of your response that the debt was incurred primarily for the acquisition of Various, Inc. in 2007. Since this debt was incurred to purchase the social networking, live interactive video, and premium content reporting units, explain further how you determined that this liability does not relate to the operations of these reporting units. Additionally, please confirm if the assets of these reporting units collateralize the debt. Finally, if one or more of these reporting units were sold, please explain whether you believe it is likely that all or a portion of the debt would be transferred to a market participant.

Ms. Kathleen Collins

United States Securities and Exchange Commission

July 12, 2013

Although debt was incurred to purchase the social networking, live interactive video and premium content reporting units of Various, Inc., it was not considered to relate to the operations of these reporting units as the debt does not fund the working capital or fixed asset requirements of these reporting units and is not considered necessary for the reporting units to operate as a business. The debt prior to restructuring was issued in 2007, pursuant to an agreement to purchase the stock of Various, Inc. by Interactive Network, Inc. (“INI”) a newly-formed wholly-owned subsidiary of FriendFinder whose sole asset consisted of 100% of the common stock of Various, Inc. In October 2010, the Company completed a debt restructuring which consolidated substantially all of its debt, including debt of FriendFinder which existed prior to the acquisition of Various, into three tranches with maturities in 2013 and 2014. The new debt was co-issued by FriendFinder and INI.

The debt is guaranteed by subsidiaries of FriendFinder and INI and collateralized by first and second priority liens on all of the Company’s assets as well as a pledge of stock of subsidiaries.

The Company believes that if one or more of these reporting units were sold, it is not likely that all or a portion of the debt would be transferred to a market participant. It should be noted that a significant amount of such debt represents registered securities which are publicly traded.

In calculating the carrying amount of reporting units and in determining the fair value of reporting units, for performing step 1 of the goodwill impairment test, the Company uses the enterprise premise (as opposed to the equity premise) and accordingly has excluded debt from the liabilities assigned to the reporting units.

We believe the responses provided above address the Staff's comments. If you have any questions, please call me at (561) 912-7028.

Sincerely,

/s/ Ezra Shashoua
Ezra Shashoua
Chief Financial Officer

cc:     Ms. Melissa Feider